VIA EDGAR CORRESPONDENCE

April 15, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Suying Li

     Rufus Decker

Re:	Madison Square Garden Entertainment Corp.

Form 10-K for Fiscal Year Ended June 30, 2023

Filed August 18, 2023

File No. 001-41627

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 2, 2024, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2023 of Madison Square Garden Entertainment Corp. (the “Company”).

For your convenience, we have set forth comment no. 1 in the Comment Letter in bold immediately followed by our response.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

1.

We read your response to prior comment 2. As noted on page 34, food and beverage revenues are recognized on a gross basis and appear to constitute sales of tangible products, rather than revenue from services. Please present revenues and direct operating expenses associated with tangible products, services and leasing activities separately, if they represent more than 10% of total revenues in any period presented. Revenues for items that represent less than 10% of total revenues may be aggregated with revenues for other items that also represent less than 10% of total revenues. Direct operating expenses should be combined in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.

Company Response: In response to the Staff’s comment regarding the Company’s consideration of separately presenting revenues from and direct operating expenses associated with tangible products, services, and leasing activities on the face of the statement of operations, management has reconsidered the guidance of Rule 5-03.1 and Rule 5-03.2 of SEC Regulation S-X. The Company respectfully advises the Staff that, in future filings, the Company will present food and beverage and merchandise revenues and direct operating expenses separately if they represent more than 10% of total revenues in any period presented, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Michael Grau at (212) 465-6784.

Sincerely,

/s/ Michael Grau
Michael Grau
Executive Vice President and Chief Financial Officer Madison Square Garden Entertainment Corp.

cc:	Courtney Zeppetella, Madison Square Garden Entertainment Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP